 [UNIVERSAL FOG LETTERHEAD]

October 16, 2006

United States Securities and Exchange Commission
Attn: Mr. John Reynolds, Assistant Director, Office of Emerging Growth Companies
Washington, D.C. 20549
Mail Stop 3561

    RE:      Universal Fog, Inc.
            Pre-Effective Amendment 5 to Registration Statement on Form SB-2
            File Number: 333-128831
            Filed: July 28, 2006

Dear Mr. Reynolds:

We are writing in response to your comment letter dated October 11, 2006 regarding the above referenced registration statement. Our responses to your comments follow each of the comments below.

Financial Statements
Note 8 - Subsequent Event - Change in Accounting Principle

1. Per APB 20, a change in accounting principle results from adoption of a generally accepted accounting principle that is different from the one used previously. Explain to us why you believe your previous accounting was in accordance with generally accepted accounting principles and why you believe the restatement appears to be a change in accounting principle rather than a correction of an error. Alternatively, revise your disclosures in the Form SB-2 as well as all other relevant periodic reports to describe the restatement as a correction of an error.

The disclosure and other relevant periodic reports have been revised accordingly.

2. Please file an Item 4.02 Form 8-K for the $50,000 restatement related to the Sundown distributorship.

The Company filed a Form 8-K for the restatement on October 16, 2006.

Form 10-QSB/A as of March 31, 2006 and June 30, 2006

Balance Sheet, page F-1

3. In the Forms 10-QSB/A as of March 31, 2006, and June 30, 2006, we note your revisions to the balance sheets with respect to the Sundown Distributorship. However, there still appears to be a line item on theses balance sheets for the $50,000 asset even though the subtotals and totals of the statements have been adjusted for the restatement. Please revise to remove the Sundown asset balance from the balance sheets as of March 31, 2006, and June 30, 2006.

Revised Forms 10-SB/A were filed on October 16, 2006.

Any questions regarding the revised filing or this letter should be directed to the Company’s counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

Sincerely,

Universal Fog, Inc.

By:     /s/ Tom A. Bontems
Tom A. Bontems
Chairman, Chief Executive Officer
and Chief Financial Officer